January 19, 2006

Fax (212) 937-3670
Room 4561

Jeffrey A. Tischler
Chief Financial Officer
Acies Corporation
14 Wall Street, Suite 1620
New York, NY 10005

    RE: Acies Corporation
  Form 10-KSB for Fiscal Year Ended March 31, 2005
  File No. 000-49724

Dear Mr. Tischler:

    We have reviewed your response to our letter dated December
5,
2005 in connection with our review of the above referenced filing
and
have the following comment. Please note that we have limited our
review to the matters addressed in our comment below. We may ask
you
to provide us with supplemental information so we may better
understand your disclosure. Please be as detailed as necessary in
your explanation. After reviewing this information, we may raise
additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-6
1. We note your response letters dated August 26, 2005 and
December
5, 2005 regarding the Company`s revenue recognition policy for
merchant services accounts.   With regard to this information,
please
explain the following and although the Staff may refer
specifically
to the agreement with Chase or Paymentech, your response should
address each arrangement, as applicable:
* Your letter dated August 26, 2005 indicates that the "marketing
agreement" with Chase Merchant Services is from the standpoint of
Chase selling certain services as a vendor to Acies relating to
the
processing of merchant accounts. The marketing agreement,
however,
indicates that the decision as to whether to enter into a Merchant
Agreement shall be at the sole discretion of Chase. Furthermore,
Chase will perform credit reviews of prospective Merchants and can
refuse to accept Merchants who do not meet their credit standards.
We further note that the Merchant Application and Agreement is
signed
by the merchant and a representative of Chase Merchant Services
but
not by the Company. Therefore, explain your position that the
purpose
of the marketing agreement is for Chase to sell services to Acies
rather than for Acies to market Chase`s services to the merchant
customers.
* Your August 26, 2005 letter also indicates that the merchant

accounts have the characteristics of portability. For example, Acies
may change the merchant account's processing platform, or sell the
account to a competitor of the Company, which may or may not utilize
the same vendor/partners as did the Company for that Merchant
account. Please explain how this complies with section 8(c) of the
Marketing Agreement, which states "all Merchant Agreements, Merchant
accounts and records relating thereto shall be and remain the
exclusive property of the Service Providers (e.g. Chase Merchant
Services). ISO (Acies) acknowledges and agrees that all Merchant
Agreements are owned by the Service Providers and may not be
transferred, assigned, sold or exchanged by ISO. We note your
reference to paragraph 10(b), however, this appears to mean that the
Company may assign its rights to service the merchant portfolio,
however, the actual merchant accounts would remain with the service
provider as per paragraph 8(c). Please explain.
* Also, your August 26, 2005 letter indicates that at any point in
time, and solely at Acies` discretion, Acies may change
vendor/partners for any outsourced services. Considering the
merchant agreement was signed by the service provider, would the
customer be required to sign a new merchant agreement with the new
vendor (service provider) designated by the Company? Considering the
Company does not appear to be a party to the Merchant Agreements,
where does it state that the Company has the authority to require the
merchant to change service providers.
* Please explain how the merchant transactions are funded. Tell us
what responsibility both the Company and the service provider have in
this process. If the merchant accounts are not credited timely or
for the correct amount, tell us who is contractually and legally
liable to the customers. Tell us how you considered the funding
arrangements in determining which party has fulfillment obligations.
* Explain how you considered the funding arrangements and the
responsibilities of each party in determining who bears the credit
risk in these transactions. For instance, we note in section 6.2 of
the Paymentech agreement that Paymentech agrees to be responsible for
uncollected merchant debt, except in situations where the Company
attributed to the loss due to their negligence.
* Also, explain how the discount fees charged to the merchant
customers are paid to both the Company and the service provider. For
instance, does the Company remit the fees owed to the service
provider or does the service provider remit the fees collected from
the merchants net of their portion retained?
* We further note on page 10 of the Chase Marketing Agreement that
all promotional materials used by the Company shall clearly disclose
that the Merchant Agreement is between the Service Providers and the
Merchant. Tell us how this would support the fact that the Company
would appear to the merchants to be the primary obligor in these
arrangements.
* Tell us how you considered Example 9 in EITF 99-19 in your analysis
as we believe the facts and circumstances in this example are similar
to those of the Company.

* * * * *

        As appropriate, please amend your filing and respond to
these

comments within 10 business days or tell us when you will provide us
with a response.   Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.   You
may wish to provide us with marked copies of any amendment to
expedite our review.   Please furnish a cover letter with any
amendment that keys your responses to our comments and provides any
requested information.   Detailed cover letters greatly facilitate our
review.   Please understand that we may have additional comments after
reviewing any amendment and your responses to our comments.

 You may contact David Edgar, Staff Accountant, at (202)-551-3459
or the undersigned at (202) 551-3730 if you have any questions
regarding comments on the financial statements and related
matters.

 Sincerely,

 Kathleen Collins
 Accounting Branch Chief